

September 25, 2012

Mr. Scott Goodwin
Chief Financial Officer
Cenveo, Inc.
One Canterbury Green
201 Broad Street
Stamford, Connecticutt 06901

      Re: **Cenveo, Inc.**
             Form 10-K for the fiscal year ended December 31, 2011
             Filed March 2, 2012
             File No. 001-12551

Dear Mr. Goodwin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Management's Discussion & Analysis
Operating Income, page 18

1. Where consolidated financial statements reveal material changes from year to year in one or more line items, we agree that the causes for the changes should be identified and quantified in your narrative disclosure. However, we believe that the discussions should address operating results on a GAAP basis. Specifically, in future filings, please eliminate the discussions of increases in operating income after "excluding" certain non-cash charges attributable to one of your segments. We will not object if you elect to quantify and describe the impact of the impairment charges on operating income on a GAAP basis. Our comment applies here and throughout your discussions, as applicable.

<u>Critical Accounting Matters, page 27</u>

2. Refer to your discussion of the provision for impairment of goodwill and indefinite lived intangible assets. You state that, in 2011, your four reporting units had fair values in excess of carrying values of at least 30%. We also note your observation that future declines in the overall market value of your equity securities may indicate that the fair value of one or more reporting units has declined below carrying value. Please tell us the amount by which the fair values of your reporting units exceeded their carrying amounts as of June 30, 2012. In addition, please describe the consideration given to the decline in the overall market value of your equity securities subsequent to fiscal 2011 in performing your most recent impairment analysis. Alternatively, explain why you do not believe that any subsequent analyses were necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief